Exhibit 99.1

Yintech Announces Completion of Going Private Transaction

SHANGHAI, November 18, 2020 /PRNewswire/ — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual investors in China, today announced the completion of its merger (the “Merger”) with Yinke Merger Co. Ltd (“Merger Sub”), a wholly owned subsidiary of Yinke Holdings Ltd (“Parent”), pursuant to the previously announced agreement and plan of merger dated as of August 17, 2020 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub. As a result of the Merger, the Company ceased to be a publicly traded company and became a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, each of the ordinary shares, par value US$0.00001 per share of the Company (collectively, the “Shares”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than the Excluded Shares (as defined in the Merger Agreement), was cancelled in exchange for the right to receive US$0.365 in cash per Share without interest, and each of the American depositary shares of the Company, each representing twenty Shares (collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time, together with the underlying Shares represented by such ADSs, was cancelled in exchange for the right to receive US$7.30 in cash per ADS without interest (less $0.05 per ADS cancellation fees and other fees as applicable).

Pursuant to the Merger Agreement, at the Effective Time, (i) each option (each, a “Company Option”) to purchase Shares granted under the Company’s share incentive plans that was outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, was cancelled, and each holder of such Company Option has the right to receive an amount in cash determined by multiplying (x) the excess, if any, of US$0.365 over the applicable exercise price per Share of such Company Option by (y) the number of Shares underlying such Company Option; and (ii) each restricted share unit (each, a “Company RSU”) granted under the Company’s share incentive plans that was outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, was cancelled, and the holder of such Company RSU has the right to receive an amount in cash determined by multiplying US$0.365 by the number of Shares underlying such Company RSU.

Each record holder of Shares and registered holder of ADSs evidenced by American depositary receipts (“ADRs”) as of the effective time of the Merger who is entitled to the merger consideration will receive a letter of transmittal specifying how the delivery of the merger consideration will be effected and instructions for surrendering the share certificates or ADRs, as applicable, in exchange for the applicable merger consideration. Record holders of Shares and ADS holders who hold ADRs should wait to receive the letters of transmittal before surrendering their share certificates or ADRs. A holder of ADSs held in “street name” by a broker, bank or other nominee will not be required to take any action to receive the applicable merger consideration and should address any questions concerning the receipt of the merger consideration to its broker, bank or other nominee.

The Company also announced today that it has requested that trading of its ADSs on the Nasdaq Global Select Market (“Nasdaq”) be suspended as of the close of trading on November 18, 2020 (New York time). The Company has requested that Nasdaq file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the Company’s ADSs on Nasdaq and the deregistration of the Company’s registered securities. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days following the filing of the Form 25. The deregistration will become effective 90 days after the filing of the Form 15 or such shorter period as may be determined by the SEC. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Yintech’s beliefs and expectations, are forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release, and Yintech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual investors in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

For investor and media inquiries, please contact:

Yvonne Young

Phone: +86 21 2028 9009 ext 8270

E-mail: ir@yintech.cn